EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges
PepsiCo, Inc. and Subsidiaries
(in millions except ratio amounts, unaudited)

	24 Weeks Ended
	6/14/14	6/15/13
Earnings:
Income before income taxes	$4,321	$4,150
Unconsolidated affiliates’ interests, net	(75)	(44)
Amortization of capitalized interest	3	2
Interest expense (a)	410	422
Interest portion of rent expense (b)	104	95
Earnings available for fixed charges	$4,763	$4,625

Fixed Charges:
Interest expense (a)	$410	$422
Capitalized interest	4	2
Interest portion of rent expense (b)	104	95
Total fixed charges	$518	$519

Ratio of Earnings to Fixed Charges (c)	9.19	8.91
(a)   Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes.
(b)   One-third of rent expense is the portion deemed representative of the interest factor.
(c)   Based on unrounded amounts.